COMMENTS RECEIVED ON JANUARY 13, 2015

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund I, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Real Estate Equity Central Fund, Fidelity Telecom Services Central Fund, and
Fidelity Utilities Central Fund

AMENDMENT NO. 41

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund

Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 26

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 88

1. Fidelity Money Market Central Fund

C: The Staff asks that we disclose and explain when the fund expects to meet money market reform requirements (e.g., floating NAV, fees, gates).

R: The fund intends to comply with the applicable money market fund disclosure requirements by the Commission's compliance deadline.

2. All funds

"Directors and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

Fidelity Central Investment Portfolio LLC (File No. 811-21667), Amendment No. 41; Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 26; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 88

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

3. Fidelity International Equity Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Floating Rate Central Fund, Fidelity Consumer Discretionary Central Fund, and Fidelity Inflation-Protected Bond Index Central Fund

"Fund Summary" (Part A of the Registration Statements)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

4. Fidelity Inflation-Protected Bond Index Central Fund and Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff questions whether each fund will use derivatives to meet the 80% test.

R: Although we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time each fund does not intend to count derivatives for purposes of its 80% policy.

5. Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

C: The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term "bond" be used instead of "debt securities" because it better aligns with the fund's name.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff,we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Central Investment Portfolio LLC (File No. 811-21667), Amendment No. 41; Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 26; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 88

6. Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund, and Fidelity High Income Central Fund 1

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for the funds' debt securities.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

7. Fidelity Inflation-Protected Bond Index Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests we add a separate risk for derivatives.

R: The fund believes that the risks associated with investing in derivatives are described in "Issuer-Specific Changes" and "Leverage Risk" in the Fund Basics section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

8. Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund, and Fidelity International Equity Central Fund

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statements)

"Buying Shares"

(From Fidelity International Equity Central Fund)

"Shares are offered only to certain other Fidelity funds. Shares of the fund are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act of 1933 (1933 Act). Investments in the fund may be made only by a limited number of institutional investors, including certain other Fidelity funds and certain other "accredited investors" within the meaning of Regulation D under the 1933 Act. Each shareholder is deemed to agree to, and be bound by, the terms of Fidelity Central Investment Portfolios LLC's limited liability company agreement. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of the fund."

C: The Staff asserts that the disclosure regarding to whom shares of each fund are offered is inconsistent.

R: The first sentence will be revised as follows: "Shares are offered only to a limited number of institutional investors."

Fidelity Central Investment Portfolio LLC (File No. 811-21667), Amendment No. 41; Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 26; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 88

9. Fidelity Real Estate Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in equity securities of companies principally engaged in the real estate industry and other real estate related investments. Companies in the real estate industry and real estate related investments may include, for example, real estate investment trusts (REITs) that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies."

C: The Staff requests we clarify that other companies have at least 50% of assets committed to or derive 50% of revenues or profits from the real estate industry.

R: The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered "companies in the real estate industry and other real estate related investments." It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund's SAI, for purposes of the fund's policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has "at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate" or whether "a third party has given the company an industry or sector classification consistent with real estate."

10. Fidelity Floating Rate Central Fund

"Fund Summary" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests an explanation of how money market securities and repurchase agreements meet the definition of floating rate securities, in relation to the fund's 80% name test.

R: The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that "FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds." We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket." We believe it is reasonable to consider money market securities that pay a variable, or floating interest rate, and certain repurchase agreements as floating rate securities for this purpose.

Fidelity Central Investment Portfolio LLC (File No. 811-21667), Amendment No. 41; Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 26; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 88

11. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings. "

C: The Staff requests that we refer to "junk bonds" in the definition of lower-quality floating rate loans.

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding lower-quality floating rate loans.  It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Accordingly, we respectfully decline to modify the disclosure.

12. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrial Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for each fund's common stock.

R: Each fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

13. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Central Investment Portfolio LLC (File No. 811-21667), Amendment No. 41; Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 26; Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 88

14. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.